Mail Stop 3561
      April 18, 2006

Luis A. Padilla
Chief Executive Officer
Kuhlman Company, Inc.
701 North Third Street, Suite B-1
Minneapolis, MN 55401

      Re:	Kuhlman Company, Inc.
		Registration Statement on Form S-3
		Filed April 14, 2006
      	File No. 333-133315

Post-Effective Amendment No. 1 to Registration Statement on
Form SB-2
      Filed April 10, 2006
		File No. 333-128240

		Form 10-KSB for Fiscal Year Ended December 31, 2005
		Filed April 3, 2006
		File No. 1-32844

Dear Mr. Padilla:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form S-3
1. It appears that you are not eligible to use Form S-3 for the secondary offering because you filed your Form 10-KSB for the fiscal year ended December 31, 2005 on April 3, 2006. See General
Instructions I.A.3.(b) of Form S-3.  Please advise.

Form S-3 and Post-Effective Amendment No. 1 to Form SB-2
Undertakings
2. Please disclose the full undertakings in Item 512 of Regulation
S-
B, as applicable.  See SEC Release 33-8591 (July 19, 2005) and
Securities Offering Reform Transition Questions and Answers located on our website at www.sec.gov.

Form 10-KSB for Fiscal Year Ended December 31, 2005
Controls and Procedures, page 30
3. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective in "[t]imely alerting them to material information relating to our company that is required to be disclosed in our periodic filings with the SEC." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire and accurate definition. Please revise to disclose, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-
15(e).

Exhibit 31.1 and 31.2
4. Please revise the 302 certifications as the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B is required. For example, please remove the titles of the certifying officers in the first line. Please also revise to use the term "report," instead of "annual report," except in the first paragraph of the certifications, and replace the term "registrant" with "small business issuer." We also note that you have added a paragraph 6 to the certifications, which appears to disclose the omitted paragraph
4(d).  Please revise accordingly.

******

      As appropriate, please amend your registration statements and
Form 10-K in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filings effective, it does not foreclose the
Commission from taking any action with respect to the filings;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202)
551-
3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Douglas T. Holod, Esq.
      Fax: (612) 338-5762

Luis A. Padilla
Kuhlman Company, Inc.
April 18, 2006
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